LOBLAW COMPANIES LIMITED

SUITE 1500, 22 ST. CLAIR AVENUE EAST, TORONTO, CANADA M4T 2S8


02002658

VICE PRESIDENT,
GENERAL COUNSEL

TELEPHONE 416-922-8500
FAX 416-922-7791
E-MAIL gwlrab@weston.ca

October 18, 2001

Mr. Paul Dudek
United States Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.
USA 20549

Dear Sirs:

RE: LOBLAW COMPANIES LIMITED
SEC DISCLOSURE
FILE NO. 82-4918

In satisfaction of the requirements of Rule 12(g) 3-2(b) Exemption, enclosed please find a copy of a Final Short Form Prospectus to be furnished to the Securities and Exchange Commission.

We trust you will find everything in order.

Yours very truly,

Robert A. Balcom

RAB/cmb

Enclosure

No securities regulatory authority in Canada or the United States of America has expressed an opinion about these securities and it is an offence to claim otherwise.

These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), and may not be offered, sold or delivered within the United States of America including the states and the District of Columbia and its territories and possessions or to, or for the account or benefit of, U.S. persons (as defined in Regulation S to the 1933 Act) except pursuant to an exemption from the registration requirements of the 1933 Act. See "Plan of Distribution".

SHORT FORM PROSPECTUS

Secondary Offering October 16, 2001

LOBLAW COMPANIES LIMITED

$203,700,000

4,200,000 Common Shares

This short form prospectus qualifies the distribution of 4,200,000 common shares (the "Offered Shares") of Loblaw Companies Limited (the "Company") owned by George Weston Limited ("Weston" or the "Selling Shareholder"). See "Plan of Distribution" and "Selling Shareholder". The Company will not receive any proceeds from the sale of the Offered Shares by the Selling Shareholder.

Weston currently owns, directly and indirectly, approximately 63% of the outstanding common shares of the Company ("Common Shares") and, after giving effect to this offering, Weston will continue to own, directly and indirectly, approximately 61% of the outstanding Common Shares.

The Common Shares are listed on The Toronto Stock Exchange under the symbol "L". On October 15, 2001, the last trading day prior to the date of this prospectus, the closing price of the Common Shares on The Toronto Stock Exchange was $49.36 per share. The offering price for the Offered Shares has been determined by negotiation between Weston and CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc., National Bank Financial Inc., Merrill Lynch Canada Inc., Scotia Capital Inc. and Harris Partners Limited (collectively, the "Underwriters" or, individually, an "Underwriter"). See "Plan of Distribution".

Price: $48.50 per Common Share

	Price to the Public	Underwriters' Fee[1]	Net Proceeds to the Selling Shareholder[2]
Per Common Share	$48.50	$1.94	$46.56
Total	$203,700,000	$8,148,000	$195,552,000

(1) The Underwriters' fee represents 4% of the offering price.

(2) Net proceeds are listed before deducting expenses of the offering, estimated at $150,000, which, together with the Underwriters' fee, will be paid by Weston from its general funds. Weston will reimburse the Company for certain expenses incurred in connection with this offering. See "Selling Shareholder".

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when sold and delivered by the Selling Shareholder and accepted by the Underwriters, in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of Weston and the Company by Borden Ladner Gervais LLP and on behalf of the Underwriters by McCarthy Tétrault LLP.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing (the "Closing") will take place on October 23, 2001 or such other date as the Selling Shareholder and the Underwriters may agree but not later than November 7, 2001, and that share certificates representing the Offered Shares will be available for delivery at Closing.

In the opinion of counsel, the Offered Shares are eligible for investment under certain statutes as set forth under "Eligibility for Investment".

Six of the Underwriters are subsidiaries of Canadian chartered banks or other financial entities which are members of a syndicate of financial institutions or entities that have made credit facilities available to Weston which is a related issuer of the Company. A portion of the proceeds of this offering may be used to repay a portion of such credit facilities. Accordingly, the Company may be considered a connected issuer of such Underwriters under applicable securities laws in certain Canadian provinces. See "Plan of Distribution" and "Use of Proceeds".

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Loblaw Companies Limited, 22 St. Clair Avenue East, Toronto, Ontario M4T 2S7; (telephone (416) 922-8500). For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of the Company at the above-mentioned address and telephone number.*

The following documents filed with the securities commission or other similar authority in each of the provinces of Canada are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) Material Change Report of the Company dated January 16, 2001 regarding the redemption of the Company's 10% Debentures, Series 5 on March 31, 2001;

(b) Annual Information Form of the Company dated March 2, 2001;

(c) Management Discussion and Analysis on pages 24 through 32 of the 2000 Annual Report of the Company;

(d) Management Proxy Circular of the Company dated March 16, 2001, prepared in connection with the Company's annual meeting of shareholders held on May 2, 2001 (other than the sections entitled "Statement of Corporate Governance Practices", "Report on Executive Compensation" and "Performance Graph");

(e) Audited Consolidated Financial Statements (including notes) of the Company as at and for the 52-week periods ended December 30, 2000 and January 1, 2000 and the Auditors' Report thereon contained in the 2000 Annual Report of the Company; and

(f) Consolidated comparative interim financial statements (unaudited) of the Company as at and for the 24-week period ended June 16, 2001 and the Management Discussion and Analysis in respect thereof.

Any documents of the type referred to above and any material change reports (excluding confidential material change reports) subsequently filed by the Company with the securities commissions and any similar

authority in Canada after the date of this short form prospectus and prior to the termination of the offering hereunder shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

LOBLAW COMPANIES LIMITED

The Company and its subsidiaries (the "Loblaw Group") carry on business in the food distribution industry by operating across Canada through company operated stores ("corporate stores"), franchised independent stores ("franchised stores"), associated stores, and by servicing independent accounts. The Loblaw Group has developed a highly successful line of controlled label products which are sold in its corporate stores and to franchised and associated stores and are available on a limited basis to its independent customers. Certain lines of the Loblaw Group's controlled label products are marketed into select supermarket chains in the United States and other countries.

The Loblaw Group operates a variety of store formats, sizes and banners, which allows it to appeal to the changing customer needs and demographics of various markets. In addition, whenever practical, new, remodeled or expanded stores now include new departments such as photolab, pharmacy, dry cleaner, video merchandise, greeting cards, floral, apparel, prepared foods and, most recently, financial products and services.

The Company's subsidiaries include the following in the list given below. In each case, 100% of the voting and non-voting securities are owned either directly or indirectly by the Company except in the case of Westfair Foods Ltd., in which 100% of the voting securities and 64% of the non-voting securities are owned indirectly by the Company.

Subsidiaries	Jurisdiction of Incorporation	Subsidiaries	Jurisdiction of Incorporation
President's Choice Bank	Canada	Loblaw Properties Limited	Ontario
Westfair Foods Ltd.	Canada	Fortino's Supermarket Ltd.	Ontario
Kelly, Douglas & Company, Limited	British Columbia	Loblaw Financial Holdings Inc.	Ontario
Loblaws Supermarkets Limited	Ontario	Provigo Distribution Inc.	Quebec
National Grocers Co. Ltd.	Ontario	Provigo Inc.	Quebec
Zehrmart Inc.	Ontario	Provigo Properties Limited	Quebec
Loblaws Inc.	Ontario	Atlantic Wholesalers Ltd.	New Brunswick

The Company was incorporated on January 18, 1956, although portions of its business originated in the prior century. The Company was continued under the Canada Business Corporations Act by certificate of continuance dated May 7, 1980. The head and registered office of the Company is located at 22 St. Clair Avenue East, Toronto, Ontario, Canada M4T 2S7.

RECENT DEVELOPMENTS

In late March 2001, President's Choice Bank, a federally incorporated subsidiary of the Company, launched the President's Choice Financial MasterCard in British Columbia. The Company has since introduced the card in the majority of the provinces of Canada. The Company expects that the capital requirements for the President's Choice Financial MasterCard program will be provided for by internal and external financing sources.

There have been no material changes to the consolidated share capital and loan capital of the Company since December 30, 2000 other than the issue of $350 million principal amount of 6.50% medium term notes on January 16, 2001, the issue of $90 million principal amount of 6.00% medium term notes on April 4, 2001, the issue of $300 million principal amount of 6.00% medium term notes on June 1, 2001, the issue of $300 million principal amount of 7.10% medium term notes on June 1, 2001, the maturity of $100 million principal amount of 11.25% debentures of Provigo Inc., a subsidiary of the Company, on March 15, 2001, the redemption of $50 million principal amount of 10.00% debentures of the Company on March 31, 2001 and the maturity of $100 million principal amount of 7.34% medium term notes of the Company on October 1, 2001.

CONSOLIDATED CAPITALIZATION

The table below sets forth the consolidated capitalization of the Company, adjusted to give effect to the material changes in the share and loan capital of the Company since the date of the comparative financial statements for the Company's most recently completed financial year.

	As at December 30, 2000		
	Actual	**Adjustments[2]**	**Adjusted**
	(audited)	(unaudited) (in thousands of dollars)	(unaudited)
Long-term debt[1]	$2,636	790	$3,426
Shareholders' equity			
Common share capital	1,194	—	1,194
Retained earnings	1,930	—	1,930
Total Capitalization	$5,760	790	$6,550

(1) Includes current portion of long-term debt and debt equivalents.

(2) Adjustments reflect the following:

- the issuance of $1.04 billion of medium term notes by the Company;
- the redemption of $50 million of 10.00% debentures of the Company;
- the maturity of $100 million of 11.25% debentures of Provigo Inc., a subsidiary of the Company; and
- the maturity of $100 million of 7.34% medium term notes of the Company.

THE SELLING SHAREHOLDER

Weston, which currently beneficially owns directly or indirectly through Weston Food Distribution Inc. 62.91% of the outstanding Common Shares, announced on February 19, 2001 that it was considering reducing its interest in the Company and the sale of the Offered Shares is being made pursuant to that announcement. The Offered Shares have been acquired by Weston in numerous transactions over the past five years. Weston has not acquired any Common Shares during the last 12 months. After giving effect to this offering, Weston will continue to own beneficially, directly or indirectly, approximately 61.39% of the outstanding Common Shares.

On October 10, 2001, Weston announced that, in a separate transaction, a wholly-owned subsidiary of Weston had arranged, through a syndicate led by BMO Nesbitt Burns Inc., for a secured financing with a Canadian chartered bank for gross proceeds of $465,600,000 in respect of which 9,600,000 Common Shares will be pledged as collateral. Weston's subsidiary has the right, at its option prior to closing, to elect an alternative transaction, including the issuance of debentures exchangeable for 9,600,000 Common Shares.

The Selling Shareholder has agreed to pay the expenses of the offering of the Offered Shares and to reimburse the Company for certain expenses in connection therewith.

USE OF PROCEEDS

The net proceeds from the sale of the Offered Shares will be approximately $195,402,000 after deducting the Underwriters' fees of $8,148,000 and the expenses of sale of the Offered Shares estimated at $150,000, which will be paid by the Selling Shareholder. All of the Offered Shares are currently owned by the Selling Shareholder and, accordingly, the net proceeds of this offering will be received by the Selling Shareholder. The net proceeds to the Selling Shareholder from the sale of the Offered Shares will be used for general corporate purposes, to repay maturing commercial paper and to refinance other indebtedness, including repayment of a portion of the indebtedness incurred by Weston in connection with its acquisition of Bestfoods Baking Co., Inc. The Company will not receive any of the proceeds of this offering.

DESCRIPTION OF COMMON SHARES

The Offered Shares consist of 4,200,000 Common Shares at a price of $48.50 per Common Share. Subject to the prior rights of the holders of the First Preferred Shares and Second Preferred Shares of the Company, and any other class or series of shares of the Company outstanding from time to time ranking prior to the Common Shares, the holders of record of the Common Shares are entitled: (a) to vote at all meetings of shareholders, except meetings at which only holders of another specified class of shares are entitled to vote; and (b) subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company, to receive any dividend declared by the Company and to receive the remaining property of the Company upon dissolution. There are no First Preferred Shares or Second Preferred Shares outstanding. As at October 5, 2001, there were 276,252,714 Common Shares issued and outstanding.

PRICE RANGE AND TRADING VOLUME

The Common Shares are listed on The Toronto Stock Exchange under the symbol "L". The market price range and trading volume of the Common Shares on The Toronto Stock Exchange for the periods indicated are set forth in following table:

	Price Per Share		Share Trading Volume
	High	Low	
1999			
Third quarter	38.25	33.65	9,405,597
Fourth quarter	37.00	32.70	12,927,761
2000			
First quarter	36.95	29.80	17,210,979
Second quarter	44.95	35.80	16,485,926
Third quarter	45.40	41.75	10,332,661
Fourth quarter	54.90	44.50	37,550,913
2001			
First quarter	53.75	45.50	16,238,245
Second quarter	53.25	48.80	10,729,404
Third quarter	55.00	49.30	10,513,472
October (to October 15)	54.50	48.50	12,228,934

RISK FACTORS

In addition to the other information contained in and incorporated by reference into this short form prospectus, the following risk factors should be carefully considered before investing in the Offered Shares.

Retail Industry

Retail sales may be influenced by changes in economic variables and consumer confidence. External factors which affect economic variables and consumer confidence and over which the Company exercises no influence include interest rates, personal debt levels, unemployment rates and levels of personal disposable income. The Company, through its variety of formats and corporate label programs, is well-positioned to deal with changing consumer demands and preferences which could result from or accompany an economic downturn. The

Company's future performance will be dependent upon its ability to respond to changes in the economy which affect consumer purchasing decisions for products and services sold or made available by the Company.

Competitive Environment

Although the Canadian food retail industry has undergone considerable consolidation over the past several years, the industry remains highly competitive. The Company's competitors include traditional Canadian food retailers, discount or warehouse club stores, mass merchandisers and specialty stores.

The Company's performance in this changing market, where non-traditional food retailers continue to increase their offering of products typically associated with supermarkets, will be dependent upon its ability to continue to effectively manage, develop and operate new departments and services to complement the traditional supermarket.

Suppliers and Labour Issues

Consolidation among food processors and suppliers is an ongoing issue for Canadian food distributors in that it has and will continue to result in upward pressure on the cost of goods. Another risk to the Company's cost structure is low cost, non-union competitors. Given the size of the Company's work force, the Company is also a party to numerous collective agreements which periodically require negotiation and which could ultimately result in labour disruption. However, the occurrence of a labour disruption in connection with any single collective agreement to which the Company is a party would be unlikely to materially adversely affect the Company. In addition, operating costs for the Company's business can be negatively affected by increases in other inputs such as energy costs and commodity prices.

PLAN OF DISTRIBUTION

Pursuant to an agreement (the "Underwriting Agreement") dated as of October 10, 2001 between the Selling Shareholder, on the one hand, and CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc., National Bank Financial Inc., Merrill Lynch Canada Inc., Scotia Capital Inc. and Harris Partners Limited (collectively, the "Underwriters"), as underwriters, on the other hand, the Selling Shareholder has agreed to sell and the Underwriters have agreed to purchase on October 23, 2001, or on such other date not later than November 7, 2001, as may be agreed upon, all but not less than all of the Offered Shares at a price of $48.50 per Common Share payable in cash to the Selling Shareholder against delivery. The Selling Shareholder has agreed to pay the Underwriters on a pro rata basis a fee of $1.94 per Common Share for their services in connection with the distribution of the Offered Shares. The offering price for the Offered Shares was determined by negotiation between the Selling Shareholder and the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion upon the occurrence of certain stated events. However, the Underwriters are obligated to take up and pay for all the Offered Shares if any are purchased under the Underwriting Agreement. The Selling Shareholder has agreed to indemnify the Underwriters in certain circumstances.

Merrill Lynch Canada Inc. is a subsidiary of Merrill Lynch Capital Canada Inc., a non-bank financial entity, and five of the other the Underwriters are, directly or indirectly, subsidiaries of Canadian chartered banks. Merrill Lynch Capital Canada Inc. and such Canadian chartered banks (collectively, the "Lenders") are members of a syndicate of 20 financial institutions that have made a credit facility available to Weston for the purpose of financing Weston's acquisition of Bestfoods Baking Co., Inc. (the "Acquired Business") for a purchase price of U.S.$1.765 billion, subject to certain adjustments. The Credit Facility, dated July 25, 2001, is in the amount of $2.5 billion and U.S.$400 million. The Credit Facility, which is unsecured and guaranteed on an unsecured basis by two of Weston's wholly-owned subsidiaries, provides for advances for the purpose of acquiring the Acquired Business and for the payment of costs, fees and other expenses incurred by Weston in connection with the acquisition. In addition, the Credit Facility provides for a revolving 364-day operating line of credit of $313 million maturing July 25, 2002 and subject to renewal at that date. The Credit Facility was made available through a series of tranches maturing between 9 and 15 months from the date of advance. The Credit Facility contains representations, covenants, restrictions and events of default that are customary for such agreements, including restrictions on the creation of additional indebtedness, liens and encumbrances, restrictions on payments of dividends and other amounts on account of capital, adherence to a ratio of debt to

capitalization and a ratio of EBITDA (earnings before interest, taxes, depreciation and amortization) to interest expense, and a requirement that Weston continue to own, directly or indirectly, not less than a majority of the issued and outstanding Common Shares of the Company.

A portion of the proceeds of this offering may be used to repay a portion of the Credit Facility. Accordingly, the Company, which is a related issuer of the Selling Shareholder, may be considered a connected issuer of the Underwriters under applicable securities laws in certain Canadian provinces. As at September 30, 2001, Weston was indebted to such syndicate of financial institutions in the aggregate amount of approximately $2.173 billion and U.S.$400 million, including a total amount of $854 million and U.S.$158 million owing to the Lenders, collectively. Weston is in compliance with the terms of the Credit Facility. In addition to the undrawn portion of the Credit Facility available from the Lenders amounting to $127 million, the Lenders also have provided to Weston credit lines in the aggregate amount of approximately $95 million. The decision to distribute the Offered Shares was made by Weston and the terms of distribution will be determined through negotiations between Weston and the Underwriters. The Lenders did not have any involvement in such decision and will not have any involvement in such determination. None of the Underwriters will receive any benefit of this offering other than its portion of the commission payable by the Selling Shareholder on the offering price of the Offered Shares sold to the Underwriters.

Pursuant to policy statements of the Ontario Securities Commission and the Commission des valeurs mobilières du Québec, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of The Toronto Stock Exchange relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first-mentioned exception, in connection with this offering and subject to applicable law, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The Offered Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the 1933 Act. The Underwriters have agreed not to sell or offer to sell any of the Offered Shares in the United States of America, its territories or possessions, or to or for the account or benefit of U.S. persons, except pursuant to the exemption in Rule 144A under the 1933 Act. The Underwriters have agreed to obtain similar undertakings from each member of any banking and selling group formed in connection with the distribution of the Offered Shares. Terms used in this paragraph have the meanings given to them by Regulation S under the 1933 Act.

In addition, until 40 days after the commencement of the offering, an offer or sale of the Offered Shares within the United States by a dealer that is not participating in the offering may violate the registration requirements of the 1933 Act.

ELIGIBILITY FOR INVESTMENT

In the opinion of Borden Ladner Gervais LLP, counsel for the Company and Weston, and McCarthy Tétrault LLP, counsel for the Underwriters, the Offered Shares, as of the date hereof, are eligible investments, where applicable, without resort to the so-called "basket provisions", or their purchase would not be precluded as investments, subject to compliance with the prudent investment standards and general investment provisions and restrictions of the statutes referred to below (and, where applicable, regulations or guidelines thereunder)

and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies or goals and, in certain cases, the filing of such policies or goals, under the following statutes:

Insurance Companies Act (Canada)
Insurance Act (Alberta)
Insurance Act (Ontario)
An Act respecting insurance (Québec) (for insurers other than guarantee fund corporations)
Trust and Loan Companies Act (Canada)
Loan and Trust Corporations Act (Alberta)
Loan and Trust Corporations Act (Ontario)
Financial Institutions Act (British Columbia)
An act respecting trust companies and savings companies (Québec) (for a savings company which invests its own funds and a trust company which invests its own funds and deposits it receives)
Pension Benefits Standard Act, 1985 (Canada)
Employment Pension Plans Act (Alberta)
Pension Benefits Act (Ontario)
Supplemental Pension Plans Act (Québec)
Trustee Act (Ontario)

In addition, in the opinion of such counsel, based on the law as of the date hereof, the Offered Shares are qualified investments under the *Income Tax Act* (Canada) and the regulations thereunder for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan or a deferred profit sharing plan.

LEGAL MATTERS

Certain legal matters relating to the offering of the Offered Shares will be passed upon by Borden Ladner Gervais LLP on behalf of the Company and Weston and by McCarthy Tétrault LLP on behalf of the Underwriters.

As at October 9, 2001, the partners and associates of Borden Ladner Gervais LLP and the partners and associates of McCarthy Tétrault LLP as a group beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are KPMG LLP, Suite 3300, Commerce Court West, Toronto, Ontario M5L 1B2. The registrar and transfer agent for the Common Shares is Computershare Trust Company of Canada at its principal office in the City of Toronto.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of this short form prospectus and any amendments thereto. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some provinces, damages where the short form prospectus and any amendments thereto contain a misrepresentation or are not delivered to the purchaser but such remedies must be exercised by the purchaser within the time limit prescribed by the securities legislation of such purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of such purchaser's province for the particulars of these rights or consult with a legal adviser.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This short form prospectus, and the documents incorporated herein by reference, contain forward-looking statements which reflect management's expectations regarding the Company's future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as "anticipate", "believe", "expects", "intend" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to the Company's management. Forward-looking statements involve significant risk, uncertainties and assumptions. A number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this short form prospectus, and the documents incorporated herein by reference, are based upon what management believes to be reasonable assumptions, the Company cannot assure prospective purchasers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this short form prospectus, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

CERTIFICATE OF THE COMPANY

Dated: October 16, 2001

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) JOHN A. LEDERER
President

(Signed) DONALD G. REID
Executive Vice President

On behalf of the Board of Directors

(Signed) W. GALEN WESTON
Chairman of the Board and Director

(Signed) ANTHONY R. GRAHAM
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: October 16, 2001

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

CIBC WORLD MARKETS INC.

By: (Signed) EARL I. ROTMAN

RBC DOMINION SECURITIES INC.

By: (Signed) STEWART C. BURTON

TD SECURITIES INC.

By: (Signed) TERENCE M. CHOW

NATIONAL BANK FINANCIAL INC.

By: (Signed) DOUGLAS O. POCOCK

MERRILL LYNCH CANADA INC.

By: (Signed) DANIEL M. MIDA

SCOTIA CAPITAL INC.

By: (Signed) GREGORY M. RUDKA

HARRIS PARTNERS LIMITED

By: (Signed) CHARLES A.V. PENNOCK